WOODSIDE

RECEIVED

2004 SEP -2 P 3:20

FICE OF INTERNATIONAL CORPORATE FINANCE

23 August 2004

04036670

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- 20 years of gas supply to Western Australia, lodged with the Australian Stock Exchange on 20 August 2004;
- 20 years of North West Shelf gas to WA, lodged with the Australian Stock Exchange on 23 August 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 20 AUGUST 2004
11:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

20 YEARS OF GAS SUPPLY TO WESTERN AUSTRALIA

Please find attached a News Release issued by North West Shelf Gas Pty. Ltd.

For media inquiries please contact Tony Johnson, Coordinator, North West Shelf Venture Corporate Affairs on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: Tony.Johnson@woodside.com.au

NORTH WEST SHELF GAS PTY LIMITED
ACN 85 063 763 342
Level 3, 16 Milligan Street,
PERTH WA 6000
Telephone: (08) 9348 4270
Facsimile: (08) 9214 2601

Friday, 20 August 2004
11.00am (WST)

20 YEARS OF GAS SUPPLY TO WESTERN AUSTRALIA

On 23 August 2004 a major milestone for Western Australia will be reached with the 20-year anniversary of domestic gas supply from the North West Shelf to Western Australian customers.

On 23 August 1984 first gas arrived in the South West from the NWS Venture's onshore gas processing facilities, near Karratha. A small quantity of gas was flared at Kwinana to symbolically mark the occasion.

To acknowledge this major achievement a special ceremony will be held at the Flame of Remembrance, Kings Park to re-enact the arrival of gas.

The ceremony details are:

Date: **23 August 2004**

Time: **7.30am**

Venue: **Flame of Remembrance, Kings Park**

Special guests will include former government and customer representatives who contributed to the domestic gas phase of the North West Shelf Venture, including Sir Charles Court, Phil Harvey (formerly of Alinta) and David Eiszele (formerly of Western Power).

Media organisations are welcome to attend.

The North West Shelf Venture domestic gas venture participants are Woodside Energy Ltd. (50.0%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); BHP Billiton Petroleum (North West Shelf) Pty Ltd (8.33%); and Shell Development (Australia) Proprietary Limited (8.33%). Woodside is the Operator of the North West Shelf Venture.

MEDIA INQUIRIES

Tony Johnson, Coordinator
North West Shelf Venture Corporate Affairs
W: (08) 9348 5034 M: (0417) 916 638

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

20 YEARS OF NORTH WEST SHELF GAS TO WA

The North West Shelf Venture today celebrates a major milestone by reaching 20 years of reliable gas supply to Western Australia.

Twenty years ago today, the first gas from the North West Shelf arrived in Perth, marking the first chapter in a bold and visionary resource development project and a new era for Western Australia's industrial and social development.

Woodside's Chief Executive Officer of the NWS Venture, Steve Ollerearnshaw, said the start of gas supplies from the North West Shelf to the domestic market changed the face of Western Australia.

"The reliable supply of large volumes of competitively priced gas from the North West Shelf has affected the lives of everyone in the State in many ways," Mr Ollerearnshaw said.

"Natural gas has become the fuel of choice for thousands of domestic, commercial and industrial customers and is one of the main fuels used to generate electricity in the State's power stations.

"It has also spurred the development and growth of many regional towns, creating a footing for a vibrant and stable Western Australian economy."

Mr Ollerearnshaw said that the NWS Venture's position as Australia's largest resource development project could be attributed to the foresight, determination and perseverance of business, government, industry and the community who turned a dream into a reality.

"Today is another important milestone for the NWS Venture and follows our achievement in July 2004 of 15 years reliable production of liquefied natural gas for export," he said.

"We acknowledge the contributions of all those who have played a part in our development and we are well placed to continue to meet the needs of domestic and overseas gas customers for many years to come."

The North West Shelf Venture domestic gas venture participants are Woodside Energy Ltd. (50.0%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); BHP Billiton Petroleum (North West Shelf) Pty Ltd (8.33%); and Shell Development (Australia) Proprietary Limited (8.33%). Woodside is the Operator of the North West Shelf Venture.